JOSEPH GUNNAR & CO., L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41386

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Joseph Gunnar & Co., L.L.C.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, 11th Floor

(No. and Street)

New York	**NY**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephan Stein   212-440-9600

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company

(Name – *if individual, state last, first, middle name*)

17 Battery Place, 11th floor	**New York**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant
   Public Accountant
   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Stephan A. Stein_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Joseph Gunnar & Co., L.L.C. , as
of _December 31_ , 20 _18_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



TONI ANN ROMANO
Notary Public - State of New York
NO. 01RO6190385
Qualified in Richmond County
My Commission Expires 7.28.2020

_____
Notary Public

_____
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JOSEPH GUNNAR & CO., L.L.C.

CONTENTS

December 31, 2018

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Joseph Gunnar & Co., L.L.C.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Joseph Gunnar & Co., L.L.C. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2018
Abington, Pennsylvania
February 27, 2019

3

JOSEPH GUNNAR & CO., L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

Assets

Cash and cash equivalents	$ 1,253,414
Receivables:	
Due from clearing broker	886,256
Due from registered representatives	584,090
Clearing deposit	600,000
Prepaid expenses and other assets	190,751
Property and equipment, net	91,966
Security deposits	25,700
Total assets	$ 3,632,177

Liabilities and Member's Equity

Liabilities:	
Commissions payable	$ 368,281
Accounts payable and accrued expenses	336,367
Deferred revenue	45,000
Due to broker/dealer	350,000
Deferred rent payable	173,370
Total liabilities	1,273,018
Commitments and contingencies (Note 6)	
Member's equity	2,359,159
Total liabilities and member's equity	$ 3,632,177

1.   Description of Business and Organization

Joseph Gunnar & Co., L.L.C. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). As of October 22, 2012, the Company became a registered investment adviser with the SEC. The Company is wholly-owned by Joseph Gunnar Holding Co., LLC ("JGH").

The Company executes principal and agency transactions in listed and over-the-counter securities and engages in investment banking activity. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of SEC Rule 15c3-3 under Section (k)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash with major financial institutions, which at times may be in excess of the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 per depositor per insured bank. At December 31, 2018, deposits in excess of the insured limit were approximately $1,200,000.

Property and Equipment

Depreciation of equipment is provided on a straight-line basis over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2018

Deferred Rent

Deferred rent represents the excess of rent expense on a straight-line basis over the annual rent payable.

Advertising Costs

Advertising costs are charged to operations as incurred.

Change in Accounting Principle

Effective January 1, 2018, the Company adopted Accounting Standards Updated ASU 2014-09, *Revenue from Contracts with Customers* which has been codified in Accounting Standards Codification ("ASC") Topic 606. The new guidance introduces a five-step model for recognizing revenue, and also requires additional disclosures about the nature, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgements and changes in judgements. The Company elected to apply the new revenue guidance using the modified retrospective method as of January 1, 2018 to all contracts that were not completed contracts at that date. The adoption of ASU 2014-09 resulted in no material effect on the Company's financial statement.

Income Taxes

The Company's parent, JGH, has elected to be treated as a partnership for federal, state, and local tax purposes and is responsible for New York City Unincorporated Business Taxes.

Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740-10, *Income Taxes*, clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements, by prescribing a minimum recognition threshold in which the company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position, before being recognized in the financial statement. As of December 31, 2018, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statement.

Revenue Recognition

Brokerage Commissions - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.
Underwriting fees - The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which

the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

M&A advisory fees - The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2018, all amounts were immaterial.

3. Due From Clearing Broker

The Company has a clearing agreement with a brokerage firm to carry its accounts. The clearing broker has custody of the Company's securities and cash balances. These securities and/or cash positions serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing broker. The Company is also subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in its custody.

The clearing agreement requires the Company to maintain a $250,000 deposit with the clearing broker, which is included in clearing deposit on the accompanying statement of financial condition.

4. Due From Registered Representatives

Due from registered representatives represents amounts advanced to registered representatives as incentives. The unsecured loans are non-interest-bearing and have no specific repayment terms. The loans are amortized over the lives of the loans and included as compensation to the respective registered representatives. The loans are completely forgiven once the registered representatives have met their length of service obligations. If a registered representative fails to meet the requirement and is terminated, the balance will be evaluated by management to determine collectability. The balance

of the loans receivable at December 31, 2018, was $584,090. The Company has not taken a reserve for possible write-downs of the unsecured balance.

5.   Property and Equipment

Property and equipment consists of the following:

Equipment, furniture and fixtures	$	1,590,229
Leasehold improvements		787,966
		2,378,195
Less accumulated depreciation and amortization		(2,286,229)
Property and equipment, net	$	91,966

6.   Commitments and Contingencies

Operating Leases

The Company leases its office space under an operating lease that was due to expire in September 2010. In 2010, the Company signed an amendment to the lease extending its term until January 2021. Per the amended agreement, the Company incurs rent escalations on a yearly basis. The agreement also stipulates that the Company is allowed a base-month credit to fixed rent over the lease term, which it used in 2010 through 2013. The Company accounts for rent on a straight-line basis. As a result, the Company amortized approximately $58,000 of its deferred rent balance for the year ended December 31, 2018. Deferred rent payable as of December 31, 2018, is $173,370. Pursuant to the office lease, the Company is responsible for its annual share of real property taxes and other operating expenses. The Company's CEO/managing member of JGH has issued a limited personal guarantee of certain office lease obligations.

The approximate future minimum payments under non-cancelable operating leases for the years subsequent to December 31, 2018 for office and equipment leases are as follows:

2019	590,000
2020	550,000
2021	49,000
2022	2,000
	$ 1,191,000

In October 2017, the Company entered into an agreement with JP Derivatives LLC ("JPD") and the Company's clearing firm, for JPD to introduce its securities business to the Company's clearing firm through a sub-clearing arrangement with the Company. The Company deposited an additional $350,000 with its clearing firm for the benefit of JPD, which is included in clearing deposit on the accompanying statement of financial condition. JPD has a deposit with the Company for the same amount which is reflected as accounts payable and accrued expenses on the statement of financial condition.

Legal Matters

From time to time, the Company may be a respondent in legal actions incidental to its securities business. These cases may allege violations of various securities rules, and claim damages plus the recovery of legal fees and other costs. As of December 31, 2018, the Company does not believe that these matters will have a material adverse effect on the Company's financial condition.

7. Fair Value Measurements

FASB ASC 820, *Fair Value Measurement*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2   Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;

- quoted prices for identical or similar assets or liabilities in inactive markets;

- inputs other than quoted prices that are observable for the asset or liability;

- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2018

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value.

Investments in equity securities including warrants: Investments in equity securities that are classified as trading securities are recorded at fair value on a recurring basis. When quoted market prices are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating and other factors such as credit loss assumptions. The pricing vendors may provide the Company with valuations that are based on significant unobservable inputs, and in those circumstances, the Company classifies the fair value measurements of the investment securities as Level 3. Management conducted a review of its pricing vendor to validate that the inputs used in that vendor's pricing process are deemed to be market observable or unobservable as defined in the standard. Based on the review performed, management believes that the valuations used in its financial statement are reasonable and are appropriately classified in the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. At December 31, 2018, there were no material investments owned.

Significant increases (decreases) in any of the above unobservable inputs would result in significantly lower (higher) fair value measurements. Due to the nature of these investments, current economic conditions, including the volatility of the financial markets, the general level of interest rates, and the general business climate affecting operations of the investees, will impact the fair values of these investments.

Level 3 investments

The following table presents a summary of changes in the fair value of the Company's Level 3 investments for the year ended December 31, 2018:

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2018

Balance - January 1, 2018	$	-
Value of warrants received as compensation		289,173
Less: compensation cost awarded		(289,173)
Balance - December 31, 2018	$	-

The significant unobservable input used in the fair value measurement of the Company's warrant revenue and compensation is the volatility factor in the binomial lattice model, and was based on the average monthly volatility of selected peer companies. Increases (decreases) of this input in isolation could result in a lower (higher) fair value measurement.

8. Related Party Transactions

During 2018, the Company acted as placement agent to the Buttonwood Alpha, Buttonwood Horizon, and Buttonwood Select Opportunities Funds (the "Funds"). Certain members of the Parent own Buttonwood Select Opportunities Management Associates, LLC ("BSOMA"), the manager of the Funds.

During 2018, the Company provided Buttonwood Group Advisors ("BGA") with certain facilities and administrative services under an expense-sharing agreement. Certain members of the Parent own BGA, the investment subadvisor to BSOMA. At December 31, 2018 amounts due from BGA were $52,539, included in prepaid expenses and other assets.

9. Financial Instruments With Off-Balance-Sheet Risk

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties.

10. 401(k) Plan

The Company offers a 401(k) retirement plan which allows eligible employees to allocate up to 15% of their pre-tax earnings to the plan. The Company, under its safe harbor plan, contributes 3% of gross earnings to the plan for eligible non-highly compensated employees.

December 31, 2018

11. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had regulatory net capital of $1,547,996 which exceeded its requirement of $100,000 by $1,447,296. The ratio of aggregate indebtedness to net capital was .82 to l.

12. Upcoming Accounting Pronouncements

In February 2016, the FASB issued ASC 842, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of- use ("ROU") asset approach. The new standard was adopted on January 1, 2019 using the modified retrospective method described within ASC 842. The new standard introduces two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. A lease would be classified as a finance lease if it meets one of five classification criteria, four of which are generally consistent with current lease accounting guidance. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset is equal the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. The subsequent measurement of each type of lease varies. Leases classified as a finance lease will be accounted for using the effective interest method. Under this approach, a lessee amortizes the ROU asset (generally on a straight-line basis in a manner similar to depreciation) and the discount on the lease liability (as a component of interest expense). Leases classified as an operating lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis (or another systematic basis, if more appropriate). The new lease guidance has caused significant changes to the way leases are recorded, presented and disclosed in our financial statements. Upon adoption, the Company recognized a lease liability of approximately $1,000,000 with an offsetting ROU asset of $800,000, and an approximate $200,000 reduction of deferred rent resulting in no impact to equity.

13. Subsequent Events

The Company has evaluated its subsequent events through the date that the accompanying financial statements were available to be issued. There were no subsequent events requiring disclosure.